N E W S R E L E A S E

October 16, 2006

BISHA FEASIBILITY – TECHNICAL REPORT

Nevsun Resources Ltd. (NSU-TSX and AMEX) wishes to advise that the 43-101 compliant Technical Report on the Bisha Feasibility Study will be filed by November 17, 2006. AMEC Americas Limited has been engaged to complete this Technical Report.

Nevsun is also pleased to relay supporting comments from the Minister of Energy & Mines of Eritrea who has congratulated Nevsun in progressing its Bisha project. Mr. Tesfai Ghebreselassie stated: “The Bisha Project Feasibility Study has been keenly awaited as an important step in the development of a major mine; one in which the Government of Eritrea has actively participated to demonstrate the desire of Eritrea to swiftly develop a significant mining industry".

Summary details of the Feasibility Study are noted below and more complete information may be found in the Company’s news release dated October 12, 2006. News releases may be found on SEDAR and the Company’s web site at www.nevsun.com.

Highlights:

Metal Production (Life of Mine)

- 1.06 million oz gold

(all payable)

- 747 million lb copper

- 1,092 million lb zinc

- 10 million oz silver

Base Case Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

NPV (0% discount)

- $356 million

NPV (10% discount)

- $135 million

Payback

- 2.6 years    (pre-production capital payback)

Capital Cost Estimate

- $196 million pre-production

Expansion Capital Estimate

- $61 million + $31 million in two phases, funded from operations

Operating Costs

- $31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

Recent Prices Case Financial Analysis (after tax):

Utilizing recent metal prices over life of mine (Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)

Rate of Return

- 62%

NPV (0% discount)

- $1,857 million

NPV (10% discount)

- $853 million

Payback

- 1.5 years    (pre-production capital payback)

Production Schedule

- + 10 years open pit mine modeled at 2 Mt/year of ore production

- years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

- years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, extent of resources actually contained in mineral deposits, actual recoveries achieved in processing ore, technological change, weather conditions, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future deliverables.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-27	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com